Como Audio, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2019 and 2018

Como Audio, Inc.

TABLE OF CONTENTS



To the Stockholders of
Como Audio, Inc.
Boston, Massachusetts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Como Audio, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and comprehensive income/(loss), changes in members'/stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
May 22, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

COMO AUDIO, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 177,002	$ 121,999
Accounts receivable	31,727	238,627
Other receivable	54,284	47,307
Inventory	1,256,219	1,660,035
Inventory in-transit	157,923	107,237
Prepaid expense	1,894	2,339
Other assets	601	-
Deposits	-	32,002
Total Current Assets	1,679,650	2,209,546
Non-Current Assets:		
Property and equipment, net	50,744	84,013
Total Non-Current Assets	50,744	84,013
TOTAL ASSETS	$ 1,730,394	$ 2,293,559
LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 193,487	$ 235,713
Accrued expenses	71,126	8,030
Accrued interest payable	15,896	9,646
Sales tax payable	5,422	16,227
Deferred revenue	7,564	8,742
Due to related party, current portion	1,552,328	1,192,922
Other liabilities	24,193	10,000
Total Current Liabilities	1,870,016	1,481,280
Long-Term Liabilities:		
Due to related party, net of current portion	-	3,000,000
Notes payable	-	750,000
Total Long-Term Liabilities	-	3,750,000
Total Liabilities	1,870,016	5,231,280
Members' Equity/(Deficit)	-	(2,937,721)
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.0001 par, 2,000,000 shares authorized, 99,899 shares issued and outstanding as of December 31, 2019	10	-
Undesignated preferred stock, $0.0001 par, 3,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2019	-	-
Common stock, $0.0001 par, 10,000,000 shares authorized, 8,600,000 shares issued and outstanding as of December 31, 2019	860	-
Additional paid-in capital	4,089,914	-
Accumulated other comprehensive income/(loss)	(48,149)	-
Accumulated deficit	(4,182,257)	-
Stockholders' Equity/(Deficit):	(139,622)	-
TOTAL LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,730,394	$ 2,293,559

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

COMO AUDIO, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Sales, net	$ 1,445,071	$ 1,943,802
Cost of goods sold	(860,051)	(1,054,818)
Gross profit	585,021	888,984
Operating Expenses:		
General & administrative	816,548	1,246,907
Sales & marketing	951,160	668,444
Research & development	91,672	39,620
Total Operating Expenses	1,859,381	1,954,971
Loss from operations	(1,274,360)	(1,065,987)
Other Income/(Expense):		
Interest expense	(6,250)	(25,000)
Interest income	–	4
Total Other Income/(Expense)	(6,250)	(24,996)
Provision for income taxes	–	–
Net Loss	$ (1,280,610)	$ (1,090,983)
Other Comprehensive Income/(Loss):		
Foreign currency translation gain/(loss)	(9,954)	(48,469)
Total Comprehensive Loss	$ (1,290,564)	$ (1,139,452)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

COMO AUDIO, INC.
STATEMENTS OF CHANGES IN MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2019 and 2018

	Member's Equity/(Deficit)	Series Seed Preferred Stock Number of Shares	Amount	Series Seed Preferred Stock Number of Shares	Amount	Common Stock Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Gain/(Loss)	Accumulated Deficit	Stockholders' Equity/(Deficit)
Balance at December 31, 2017	$ (1,798,269)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Other comprehensive income/(loss)	(48,469)	-	-			-	-	-	-	-	-
Net loss	(1,090,983)	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2018	(2,937,721)	-	-	-	-	-	-	-	-	-	-
Conversion to corporation	2,937,721	-	-	-	-	4,000,000	400	1,721	(48,149)	(2,891,693)	(2,937,721)
Conversion of notes payable	-	-	-	-	-	850,000	85	849,915	-	-	850,000
Conversion of loans payable	-	-	-	-	-	3,750,000	375	2,999,625	-	-	3,000,000
Issuance of preferred stock - Regulation CF	-	99,899	10	-	-	-	-	249,738	-	-	249,748
Offering costs	-	-	-	-	-	-	-	(11,085)	-	-	(11,085)
Other comprehensive income/(loss)	-	-	-	-	-	-	-	-	-	(9,954)	(9,954)
Net loss	-	-	-	-	-	-	-	-	-	(1,280,610)	(1,280,610)
Balance at December 31, 2019	$ -	99,899	$ 10	-	$ -	8,600,000	$ 860	$ 4,089,914	$ (48,149)	$ (4,182,257)	$ (139,622)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

COMO AUDIO, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (1,280,610)	$ (1,090,983)
Adjustments to reconcile net loss to net cash used in		
by operating activities:		
Depreciation	59,444	65,272
Write-off of intangible asset	-	1,368
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	206,900	7,793
(Increase)/Decrease in other receivable	(6,977)	99,923
(Increase)/Decrease in inventory	403,818	(66,268)
(Increase)/Decrease in inventory in-transit	(50,686)	(107,237)
(Increase)/Decrease in prepaid expense	445	(2,339)
(Increase)/Decrease in other assets	(601)	-
(Increase)/Decrease in deposits	32,002	(32,002)
Increase/(Decrease) in accounts payable	(42,227)	(504,971)
Increase/(Decrease) in accrued expenses	51,989	(2,480)
Increase/(Decrease) in accrued interest payable	6,250	5,931
Increase/(Decrease) in sales tax payable	(10,805)	14,979
Increase/(Decrease) in deferred revenue	(1,178)	(2,472)
Increase/(Decrease) in other liabilities	14,193	10,000
Net Cash Used in Operating Activities	(618,043)	(1,603,486)
Cash Flows From Investing Activities		
Purchase of property and equipment	(26,175)	(23,350)
Net Cash Used in Investing Activities	(26,175)	(23,350)
Cash Flows From Financing Activities		
Advance from related party	370,511	1,268,560
Proceeds from note payable, related party	100,000	500,000
Issuance of preferred stock, net of offering costs	238,663	-
Net Cash Provided by Financing Activities	709,174	1,768,560
Foreign currency translation gain/(loss)	(9,954)	(48,469)
Net Change In Cash	55,002	93,255
Cash at Beginning of Period	121,999	28,744
Cash at End of Period	$ 177,001	$ 121,999
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 19,069
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of related party notes payable to common stock	$ 3,850,000	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

-5-

NOTE 1: NATURE OF OPERATIONS

Como Audio, Inc. (the "Company"), is previously a limited liability company organized February 1, 2016 under the laws of Delaware. On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company offers high fidelity smart speaker music systems and other high-performance electronic products to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, and 2018, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019 and 2018, the Company carried receivables of $31,727 and $238,627, respectively, and no allowances against such.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $1,256,219 and $1,660,035 as of December 31, 2019 and 2018, respectively, consisted of finished goods held for sale. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Inventory In-Transit

Inventory that is in production or in the shipping process is recorded on an accrual basis at invoiced costs. As of December 31, 2019 and 2018, the Company recognized $157,923 and $107,237 of such inventory, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 5-7 years for the Company's equipment. The Company also capitalizes patent, copyright, and trademark filing costs and related legal expenses when management perceives a future economic benefit. The Company amortizes such costs on a straight-line basis. Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2019 and 2018, no property and equipment have been impaired.

As of December 31, 2019 and 2018, property and equipment consisted of the following:

	2019	2018
Tooling	$241,732	$215,558
Less: Accumulated depreciation	(190,989)	(131,545)
Property and equipment, net	$ 50,744	$ 84,013

Depreciation totaled $59,444 and $65,272 for the years ended December 31, 2019 and 2018, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues and amounted to $7,564 and $8,742 as of December 31, 2019 and 2018, respectively.

Costs of Goods Sold and Sales Expense

Costs of goods sold includes product costs, freight-in, duties, and depreciation on tooling/equipment.

Shipping costs of $97,075 and $80,162 for the years ended December 31, 2019 and 2018, respectively, are recorded to sales expense in the statement of operations.

The Company's policy is to expense any platform and merchant fees to sales expense in the statement of operations, which totaled $101,440 and $100,871 for the years ended December 31, 2019 and 2018, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $91,672 and $39,620 for the years ended December 31, 2019 and 2018, respectively.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of members'/stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

From its inception until March 1, 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

For the period after the March 1, 2019 conversion, the Company was taxed as a corporation. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,012,264 as of December 31, 2019. The Company pays Federal and State taxes at a combined effective tax rate of 28.5% and has used this rate to derive net deferred tax assets of $288,546 as of December 31, 2019, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2019.

The Company files U.S. federal and state income tax returns. The 2019 tax return have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,280,610 and $1,090,983 for the years ended December 31, 2019 and 2018, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2019 and 2018, has a working capital deficiency of $190,366 as of December 31, 2019, and has an accumulated deficit of $4,182,257 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

On September 15, 2017, the Company issued a promissory note to an outside investor for $250,000. The note bears interest at 5% per annum. The note is payable in full on December 31, 2019, its maturity date. Commencing in January 1 2018, and continuing on the first day of each calendar quarter thereafter, the Company shall pay the lender the accrued interest.

On April 1, 2018, June 18, 2018, and September 18, 2018, the Company issued additional promissory notes with the same outside investor discussed for $250,000, $150,000, and $100,000, respectively. The notes bear interest at 5% per annum. The notes are all payable in full on December 31, 2019, the maturity date.

In 2019, an additional $100,000 promissory note was issued.

In the event of an equity-type financing from non-affiliated third-party investor(s) that exceeds $1 million in cash, the notes' principal and accrued interest will convert into such financing with similar terms and conditions. If there is no equity offering before the maturity date, the borrower may elect to convert the notes and accrued interests into LLC equity interest based on the proportion of member's cumulative cash investment multiplied by 1.5. The investor has agreed to defer the maturity of all the notes until March 31, 2020 and effective October 1, 2018, the lender agreed to defer interest payments until maturity.

In 2019, the note holder agreed to convert the total outstanding principal amount on these notes of $850,000 into 850,000 shares of common stock at a $1.00 per share conversion price.

The outstanding balance of the notes as of December 31, 2019 and 2018 was $0 and $750,000, respectively. Interest expense on these loans totaled $6,250 and $25,000 for the years ended December 31, 2019 and 2018, respectively. Interest paid on this loan totaled $0 and $19,069 for the years ended December 31, 2019 and 2018, respectively. Accrued and unpaid interest was $15,896 and $9,646 as of December 31, 2019 and 2018, respectively.

NOTE 5: MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)

Limited Liability Company

The Company is 100% owned by its managing member, denominated as 1,000,000 membership units.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Conversion to Corporation

On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company authorized 10,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par value preferred stock. 2,000,000 of the preferred stock were designated as Series Seed Preferred Stock.

Dividends are to be paid pro rata between the common stock and preferred stock on a pari passu basis. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The holders of Series Seed Preferred Stock are entitled to vote, together with common stockholders, on an as-converted basis. The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.50 per share), providing a total liquidation preference of $249,748 as of December 31, 2019.

As of December 31, 2019, 8,600,000 shares of common stock and 99,899 shares of Series Seed Preferred Stock were issued and outstanding.

Stock Issuances

All 1,000,000 membership interests in Como Audio, LLC were converted into 4,000,000 shares of common stock in Como Audio, Inc.

In 2019, the Company conducted an offering of its preferred stock pursuant to a Regulation Crowdfunding offering at a price per share of $2.50. The Company issued 99,899 shares of preferred stock under this offering, providing gross proceeds of $249,748.

During 2019, the Company converted $850,000 of notes payable into 850,000 shares of common stock at a conversion price of $1.00 per share.

During 2019, the Company converted $3,000,000 of related party loans into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

NOTE 6: DUE TO RELATED PARTY

The Company's CEO has advanced funds to the Company to satisfy cash flow needs. These advances do not bear interest. The amounts advanced to the Company from the CEO during the years ended December 31, 2019 and 2018 were $370,511 and $1,268,560, respectively. In 2018, the Company has classified these liabilities as long-term as the lender does not intend collection of any portion of the balances within one year of December 31, 2018. These loans bear no interest and are considered payable on demand.

In 2019, the Company has converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

The amounts due from the Company to the CEO as of December 31, 2019 and 2018 were $1,552,328 and $4,192,922, respectively.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through May 22, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.